UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 333-185583, 333-113907, 333-42513

Duke Realty Corporation

(Exact name of registrant as specified in its charter)

c/o Prologis, Inc.

Pier 1, Bay 1, San Francisco, CA 94111

(415) 394-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Duke Realty 401(k) Plan
 (Title of each class of securities covered by this Form)

Common stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Duke Realty LLC, as successor by merger to Duke Realty Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DUKE REALTY LLC (as successor by merger to Duke Realty Corporation)

By: Prologis, L.P., its sole member
By: Prologis, Inc., its general partner

By:	/s/ Michael T. Blair
Name:	Michael T. Blair
Title:	Managing Director, Deputy General Counsel

Date: October 13, 2022